APPENDIX A:
INVESTMENT RISKS

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

BECAUSE CANNABIS IS FEDERALLY ILLEGAL, INVESTING IN CANNABIS BUSINESSES COULD BE FOUND TO VIOLATE THE FEDERAL CONTROLLED SUBSTANCES ACT. NOT ONLY CAN INVESTORS AND COMPANY DIRECTORS OR MANAGEMENT BE INDICTED UNDER FEDERAL LAW, ALL OF THE ASSETS THEY CONTRIBUTE TO A CANNABIS BUSINESS (AND EVEN TO AN ANCILLARY CANNABIS BUSINESS), INCLUDING REAL PROPERTY, CASH, EQUIPMENT AND OTHER GOODS, COULD BE SUBJECT TO ASSET FORFEITURE BECAUSE CANNABIS IS STILL FEDERALLY ILLEGAL.

THERE ARE CONFLICTS IN FEDERAL AND STATE REGULATIONS RELATED TO CANNABIS.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law.

This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

LIMITED SERVICES

Lowkey Dispensary operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Lowkey Dispensary's management or vote on and/or influence any managerial decisions regarding Lowkey Dispensary. Furthermore, if the founders or other key personnel of Lowkey Dispensary were to leave Lowkey Dispensary or become unable to work, Lowkey Dispensary (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lowkey Dispensary and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes.

Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lowkey Dispensary is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT LOWKEY DISPENSARY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lowkey Dispensary's financial performance or ability to continue to operate. In the event Lowkey Dispensary ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lowkey Dispensary nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible